Exhibit 14

SPECTRAL AI, INC.

CODE OF ETHICS AND BUSINESS CONDUCT

Effective: September11, 2023

I.	Introduction

The board of directors (the “Board”) of Spectral AI, Inc., a Delaware corporation (the “Company”) has adopted this Code of Ethics and Business Conduct (the “Code”) in order to:

1.	promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest;

2.	promote full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (the “SEC”) and in other public communications made by the Company;

3.	promote compliance with applicable governmental laws, rules and regulations;

4.	promote the protection of Company assets, including corporate opportunities and confidential information;

5.	promote fair dealing practices;

6.	deter wrongdoing; and

7.	ensure accountability for adherence to the Code.

All directors, officers and employees are required to be familiar with the Code, comply with its provisions and report any suspected violations as described below in Section X, Reporting and Enforcement.

II.	Honest and Ethical Conduct

1.	The Company’s policy is to promote high standards of integrity by conducting its affairs honestly and ethically.

2.	Each director, officer and employee must act with integrity and observe the highest ethical standards of business conduct in their dealings with the Company’s customers, suppliers, partners, service providers, competitors, employees and anyone else with whom they have contact in the course of performing their job.

III.	Conflicts of Interest

1.	A conflict of interest occurs when an individual’s private interest (or the interest of a member of their family) interferes, or even appears to interfere, with the interests of the Company as a whole. A conflict of interest can arise when an employee, officer or director (or a member of their family) takes actions or has interests that may make it difficult to perform their work for the Company objectively and effectively. Conflicts of interest also arise when an employee, officer or director (or a member of their family) receives improper personal benefits as a result of their position in the Company.

2.	Loans by the Company to, or guarantees by the Company of obligations of, employees or their family members are of special concern and could constitute improper personal benefits to the recipients of such loans or guarantees, depending on the facts and circumstances. Loans by the Company to, or guarantees by the Company of obligations of, any director or executive officer or their family members are expressly prohibited.

3.	Whether or not a conflict of interest exists or will exist can be unclear. Conflicts of interest should be avoided unless specifically authorized as described in Section III.4.

4.	Persons other than directors and executive officers who have questions about a potential conflict of interest or who become aware of an actual or potential conflict should discuss the matter with, and seek a determination and prior authorization or approval from, their supervisor or the Legal Department. A supervisor may not authorize or approve conflict of interest matters or make determinations as to whether a problematic conflict of interest exists without first providing the Chief Compliance Officer with a written description of the activity and seeking the Legal Department’s written approval. If the supervisor/ is themself involved in the potential or actual conflict, the matter should instead be discussed directly with the Legal Department.

5.	Directors and executive officers must seek determinations and prior authorizations or approvals of potential conflicts of interest exclusively from the Audit Committee.

IV.	Compliance

1.	Employees, officers and directors should comply, both in letter and spirit, with all applicable laws, rules and regulations in the cities, states and countries in which the Company operates.

2.	Although not all employees, officers and directors are expected to know the details of all applicable laws, rules and regulations, it is important to know enough to determine when to seek advice from appropriate personnel. Questions about compliance should be addressed to the Legal Department.

3.	No director, officer or employee may purchase or sell any Company securities while in possession of material nonpublic information regarding the Company, nor may any director, officer or employee purchase or sell another company’s securities while in possession of material nonpublic information regarding that company. It is against Company policies and illegal for any director, officer or employee to use material nonpublic information regarding the Company or any other company to (1) obtain profit for himself or herself or (2) directly or indirectly “tip” others who might make an investment decision on the basis of that information.

V.	Disclosure

1.	The Company’s periodic reports and other documents filed with the Securities Exchange Commission (the “SEC”), including all financial statements and other financial information, must comply with applicable federal securities laws and SEC rules.

2.	Each director, officer and employee who contributes in any way to the preparation or verification of the Company’s financial statements and other financial information must ensure that the Company’s books, records and accounts are accurately maintained. Each director, officer and employee must cooperate fully with the Company’s accounting and internal audit departments, as well as the Company’s independent public accountants and counsel.

3.	Each director, officer and employee who is involved in the Company’s disclosure process must:

(a)	be familiar with and comply with the Company’s disclosure controls and procedures and its internal control over financial reporting; and

(b)	take all necessary steps to ensure that all filings with the SEC and all other public communications about the financial and business condition of the Company provide full, fair, accurate, timely and understandable disclosure.

VI.	Protection and Proper Use of Company Assets

1.	All directors, officers and employees should protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability and are prohibited.

2.	All Company assets should be used only for legitimate business purposes, though incidental personal use may be permitted. Any suspected incident of fraud or theft should be reported for investigation immediately.

3.	The obligation to protect Company assets includes the Company’s proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business and marketing plans, engineering and manufacturing ideas, designs, databases, records and any nonpublic financial data or reports. Unauthorized use or distribution of this information is prohibited and could also be illegal and result in civil or criminal penalties.

VII.	Corporate Opportunities

All directors, officers and employees owe a duty to the Company to advance its interests when the opportunity arises. Directors, officers and employees are prohibited from taking for themselves personally (or for the benefit of friends or family members) opportunities that are discovered through the use of Company assets, property, information or position. Directors, officers and employees may not use Company assets, property, information or position for personal gain (including gain of friends or family members). In addition, no director, officer or employee may compete with the Company.

VIII.	Confidentiality

Directors, officers and employees should maintain the confidentiality of information entrusted to them by the Company or by its customers, suppliers or partners, except when disclosure is expressly authorized or is required or permitted by law. Confidential information includes all nonpublic information (regardless of its source) that might be of use to the Company’s competitors or harmful to the Company or its customers, suppliers or partners if disclosed.

IX.	Fair Dealing

Each director, officer and employee must deal fairly with the Company’s customers, suppliers, partners, service providers, competitors, employees and anyone else with whom they have contact in the course of performing their job. No director, officer or employee may take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of facts or any other unfair dealing practice.

X.	Reporting and Enforcement

Reporting and Investigation of Violations

1.	Actions prohibited by this Code involving directors or executive officers must be reported to the Audit Committee.

2.	Actions prohibited by this Code involving anyone other than a director or executive officer must be reported to the reporting person’s supervisor or the Legal Department.

3.	After receiving a report of an alleged prohibited action, the Audit Committee, the relevant supervisor or the Legal Department must promptly take all appropriate actions necessary to investigate.

4.	All directors, officers and employees are expected to cooperate in any internal investigation of misconduct.

Enforcement

1.	The Company must ensure prompt and consistent action against violations of this Code.

2.	If, after investigating a report of an alleged prohibited action by a director or executive officer, the Audit Committee determines that a violation of this Code has occurred, the Audit Committee will report such determination to the Board.

3.	If, after investigating a report of an alleged prohibited action by any other person, the relevant supervisor or the Legal Department determines that a violation of this Code has occurred, the supervisor or the Legal Department will report such determination to the General Counsel.

4.	Upon receipt of a determination that there has been a violation of this Code, the Board or the General Counsel will take such preventative or disciplinary action as it deems appropriate, including, but not limited to, reassignment, demotion, dismissal and, in the event of criminal conduct or other serious violations of the law, notification of appropriate governmental authorities.

Waivers

1.	Each of the Board or the Company’s other independent committees (in the case of a violation by a director or executive officer) and the General Counsel (in the case of a violation by any other person) may, in its discretion, waive any violation of this Code.

2.	Any waiver for a director or an executive officer shall be disclosed as required by Securities Exchange Commission and Nasdaq Stock Market LLC’s rules.

Prohibition on Retaliation

1.	The Company does not tolerate acts of retaliation against any director, officer or employee who makes a good faith report of known or suspected acts of misconduct or other violations of this Code.

Adopted:	September___, 2023

Acknowledgment of Receipt and Review

Acknowledgment of Receipt and Review

To be signed and returned to the Legal Department.

I, _______________________, acknowledge that I have received and read a copy of Spectral AI, Inc.’s Code of Ethics and Business Conduct. I understand the contents of the Code and I agree to comply with the policies and procedures set out in the Code.

I understand that I should approach the Legal Department if I have any questions about the Code generally or any questions about reporting a suspected conflict of interest or other violation of the Code.

[NAME]

[PRINTED NAME]

[DATE]

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